September 8, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed August 22, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated August 30, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 6 to the Registration Statement on Form S-1 filed August 22, 2022 (“Amendment No. 6”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”). For your convenience we will deliver a copy of Amendment No. 7 as well as a copy of Amendment No. 7 marked to show all changes made since the filing of Amendment No. 6.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 4 unless otherwise specified.

Amendment No. 6 to Registration Statement on Form S-1

Cover Page

1.We note the new disclosure that the Warrants will be subject to redemption at the option of the Company at any time which they are exercisable and prior to their expiration at the price of $0.01 per share and subject to certain other conditions set forth in the Warrants. Please revise to disclose on the cover page, or at another appropriate section, the conditions for redemption set forth in the Warrants. Also revise to highlight here on the cover page that this redemption provision may reduce the value of the Warrants because such redemption, if it occurs, will result in the holders no longer having the opportunity to benefit from further increases in the price of your Class A common stock. We note your disclosure at page 32.

Response: In response to the Staff’s comment, the Company updated the Cover Page to address the redemption provisions of the Warrants and Additional Warrants. The Company added the following language:

The Warrants will be subject to redemption at the option of the Company at any time which they are exercisable and prior to their expiration at the price of $0.01 per share, provided our Class A common stock’s volume weighted average price over ten consecutive days prior to the notice of redemption is at least $     (200% of the initial exercise price of the Warrants) and subject to certain other conditions set forth in the Warrants. Such a redemption may reduce the value of the Warrants because it may result in holders no longer having an opportunity to benefit from further increases in the price of our Class A common stock.

Selected Historical Financial and Other Data, page 43

2.Please revise the first sentence of the second paragraph to indicate the selected historical financial data for the years ended December 31, 2021 and 2020 were derived from audited financial statements included elsewhere in the prospectus.

Response:  In response to the Staff’s comment, the Company revised the language as indicated in this Comment #2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, Page 46

3.We note you state that you rely on adjusted income from operations to evaluate your business performance and facilitate long-term strategic planning. However, you do not present this non-GAAP measure in the prospectus. Please remove the reference to adjusted income from operations or provide further details as to its relevance.

Response:  In response to the Staff’s comment, the Company eliminated the Key Performance Indicators section, previously found on Page 46 of Amendment No. 6, altogether.

Results of Operations, page 46

4.Please include a discussion of your results of operations for the fiscal years ended December 31, 2021 and 2020. Refer to Instruction 1 to paragraph (b) of Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has updated the Results of Operations section to include the fiscal years ended December 31, 2021 and 2020.

5.We note you discuss certain expenses presented in the cost of revenues line item, but these are not all the costs included in a complete cost of revenues measure. Please expand your discussion of results of operations to identify all principle costs within cost of revenues, address the changes therein and the effects on gross profit.

Response:  In response to the Staff’s comment, the Company has expanded its discussion of the results of operations to identify all principle costs within the cost of revenues, while addressing the changes therein and the effects on gross profits.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Revenue, page 47

6.We note you state operating revenue decreased for the six months ended June 30, 2022 due to the Omicron variant. Please expand your discussion to further specify why the prevalence of this variant impacted revenues. In addition, please consider the guidance in Item 303(b)(2)(iii) of Regulation S-K as it may be relevant to discuss and analyze changes in revenue with reference to both quantities and prices of services provided.

Response:  In response to the Staff’s comment, the Company has completely eliminated any mention of the Omicron variant. The revenue decrease was minimal during the period.

Financial Statements
Note 2 – Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-12

7.We note as an emerging growth company you have elected to use the extended transition period for complying with new or revised accounting standards, which allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such please revise your disclosure regarding the effectiveness of FASB ASC 842 to correspond with the guidance in FASB ASC 842-10-65-1 which states that private companies are required to adopt this standard for fiscal years beginning after December 15, 2021 and for interim periods within fiscal years beginning after December 15, 2022.

Response:  In response to the Staff’s comment, the Company has updated the language as indicated in this Comment #7.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan